Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement of Gold Mountain Acquisition Corp on Form S-1 of our report dated July 2, 2026, with respect to our audit of the balance sheet of Gold Mountain Acquisition Corp as of December 31, 2025, and related statements of operations, changes in shareholders’ deficit and cash flows for the period from December 11, 2025 (inception) through December 31, 2025 and the related notes (collectively referred to as the financial statements), appearing in the Prospectus, and as part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Golden Eagle CPAs LLC

Bedminster, New Jersey

July 2, 2026